MyECheck, Inc.

2600 E. Bidwell Street, Suite 190

Folsom, California 95630

August 13~~10~~, 2015

Via Edgar

Ivan Griswold

Katherin Wray

Attorney-Adviser
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE:	MyECheck, Inc.
Registration on Form 10
Filed: May 19, 2015
SEC File No. 000-55296

Dear Ms. Wray and Mr. Griswold:

MyECheck, Inc. (“MyECheck”) received your correspondence dated May 5, 2015 offering comments on MyECheck’s Form 10 Registration Statement (the “Form 10”). This letter responds to your eleven (11) comments listed therein. We have repeated your comments in italics and then provided our response below each comment.

General

1. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure they meet these requirements as of the anticipated date of automatic effectiveness of the registration statement.

We note your comment and propose to include updated financials in accordance with Rule 8-08 of Regulation S-X.

2. Certain of your exhibits were filed in an improper format. For example, we note that exhibits nos. 3.1(1), 3.1(II), 10.5, 10.12, 10.13, 10.14, 10.16, 10.18, and 10.22 were not filed in a text-searchable format. Please refile these agreements in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 29 (December 2014)

We note your comment and will refile the exhibits referenced in your comment in the appropriate format.

Business

3.	On page F-9 you state that three customers comprised 98% of revenue for the year ended December 31, 2014. Please tell us what consideration you gave to describing the nature of your dependence on these customers pursuant to Item 101(h)(4)(vi) of Regulation S-K. Additionally, tell us whether you have filed any agreements you have with each of your major customers as exhibits pursuant to Item 601(b)(10) of Regulation S-K, and if not, explain how you concluded you are not required to do so.

We note your comment and propose the following language, to begin after the paragraph on page 12~~1~~ of the Registration Statement that reads as follows:

[existing disclosure near the end of Item 1] On January 30, 2015, MyECheck signed an agreement to acquire 100% of the stock of Seergate, Ltd, developer of a comprehensive electronic payment platform for banks. The Seergate system will be integrated with the MyECheck payment systems adding multiple new capabilities to MyECheck’s payment platform. The acquisition closed on May 6, 2015. The December 31, 2014 and 2013 Seergate , Ltd Audited Annual report (Financial Statements) and March 31 2015 Unaudited Interim Financial Statements are herein attached as exhibits 10.26 and 10.27 ~~and 10.28~~.

.

[proposed disclosure to be added] During the fiscal year ended December 31, 2014, three (3) of the Company’s customers accounted for approximately 98% of the Company’s revenues. The loss of any one of these customers or a sustained decrease in demand by any of such customers could result in a substantial loss of revenues and could have a material adverse effect on MyECheck’s results of operations.

Please note that we also propose to add a risk factor in Item 1A on page 13~~2~~ of the Form 10 to be titled “Customer Retention” and to read as follows:

[proposed disclosure to be added] While the Company believes that the market for its products and services will continue to grow, at present MyECheck depends on several customers for a significant portion of its revenue, and a loss of one or more of these significant customers could have a material adverse effect on MyEcheck’s results of operations. These customers have non-exclusive licenses to use MyECheck’s software and technology to process financial transactions.

  We have filed as Exhibits to the Form 10 all agreements between MyECheck and its three (3) largest customers. It is important to note that MyECheck is a smaller reporting company as defined in Item 10 of Regulation S-K. As such, MyECheck has elected to take advantage of the scaled disclosure described in Item 101(h)(4)(vi) of Regulation S-K which allows smaller reporting companies to only disclose the fact of “dependence on one or a few major customers” without a requirement to identify such customers.

Risk Factors

4.	Please include a risk factor alerting investors as to the facts that your CFO Bruce M. Smith will be released of his duties as disclosed elsewhere in your filing, and if true, that you have not yet appointed his successor. We note in this regard the risk factor on page 11 of your Form 10 amendment filed February 17, 2015, stating that your operations could be materially adversely affected if Mr. Smith (among others) ceases to be active in your management.

We note your comment and propose to revise the last sentence in footnote (b) of Item 4 of the Form 10, page 20~~19~~, to read as follows:

[proposed revised disclosure] At February 28, 2015, the Company and Mr. Smith agreed it would be in the best interest of the Company that he continues as acting CFO through the filing process of the Form 10 Registration Statement and the first quarter financial statement due May 15, 2015, and thereafter until such time as a new CFO is duly appointed.

Please note that we propose to revise the last risk factor on page 14 of Item 1.A. of the Form 10 regarding the commitment of time and attention to our business from our officers and directors by splitting it into two separate risk factors. The new risk factor is titled “Interim Chief Financial Officer” on page 14 of the Form 10.

  “The Company is a plaintiff in ongoing litigation as discussed in Item 8 … .” page 13

5.	Rather than cross-referencing information contained elsewhere in your filing, please briefly summarize here the nature of the litigation you are currently party to and describe the resulting risks to investors. Also, please delete any mitigating language in the caption and sub-caption, and relocate such disclosure to your descriptions of the litigation.

We note your comment and propose to replace the risk factor on page 12~~4~~ of Item 1.A. of the Form 10 with the proposed disclosure below:

[existing disclosure] The Company is a plaintiff in ongoing litigation as discussed in Item 8.  While there is a risk that defendants will assert a claim for damages against the Company in this litigation, to the Company's knowledge, there is no basis for a counter claim.

The remaining defendants in this action are entitled to file counter claims against the Company, although as of this date they have failed to do so.  To the Company's knowledge, there is no basis for such counter claims and there is not a substantial risk of defendants' succeeding in establishing a basis for and prevailing on a counter claim.

[proposed disclosure to be added] The Company is a plaintiff in ongoing litigation which could have a material adverse impact on the Company.

The Company is the plaintiff in the United States District Court, Eastern District of California action styled MyECheck, Inc., vs. Zipmark, Inc., et al.  The Company is seeking damages in this action for breach of its license agreement in the amount of $35,000, plus interest, in addition to damages of not less than $500,000 for infringement of the patent that the Company has licensed from its founder, Ed Starrs.  There is a risk, common to most litigation seeking damages for patent infringement that the defendant in this case will seek to invalidate the patent on which the Company is suing.  An invalidation of the Company’s patent may have a material adverse impact on the Company.

The Company is also the plaintiff in the United States District Court, Eastern District of California action styled MyECheck, Inc., vs. Sweetsun Intertrade, Inc., Seven Miles Securities, Titan International Securities, Inc. and Scottsdale Capital Advisors Corporation.  The Company is seeking Declaratory Relief in this case from the Court to cancel 530,005,000 shares of common stock in the Company that were fraudulently issued due to the actions of defendants.  The Company is also seeking damages of not less than $16,000,000 which is the current market value of the fraudulently issued shares.  There is risk, common to all litigation, that the defendants may assert counter-claims for damages that they may allege to have suffered.  If the defendants assert counter-claims in this action upon which they ultimately prevail, an award of damages against the Company in connection with any such counter-claims may have a material adverse effect on the Company’s financial condition. However, the defendants have not asserted any counter-claims in this case and the Company does not believe there is any merit in any counter-claim that could be conceivably asserted by these defendants.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 18

6. In footnote (d) to your table, you state that there was a stop transfer enforced at the request of the company on the shares issued to Titan International Securities. However, the footnote fails to present a clear timeline of the events that gave rise to the claim, the significant milestones in the subsequent litigation, and the resulting uncertainties for investors. Please revise to provide such information.

We note your comment and propose to replace the existing language found in footnote (d) to Item 4 of the Form 10, page 20~~19~~, with the proposed disclosure below:

[existing disclosure] Titan International is one of the four parties to litigation initiated against them by the Company. At December 20, 2014, there was a stop transfer enforced at the request of the Company on the shares issued to Titan International Securities. To date, these shares have not been transferred and remain in their entirety. Titan International is currently in an ongoing lawsuit, see Item 8, page 24~~3~~, of this Registration Statement for the litigation detail.

[proposed disclosure to be added] Titan International Securities, Inc. is one of four defendants in litigation initiated against them by the Company. The details of this litigation are set forth in Item 8, page 23 herein. On September 8, 2014, the Brooklyn New York’s U.S. Attorney’s Office filed a criminal indictment against Titan International Securities, Inc. and other defendants charging them with a fraudulent scheme to conceal the true ownership of stocks and funds and engage in market manipulation of U.S. public companies. On September 15, 2014, the International Financial Services Commission of Belize suspended Titan International Securities, Inc., a Belize international business company, from “[t]rading in financial and commodity-based derivative instruments and other securities” until further notice. To date, these shares of the Company have not been transferred and remain in their entirety.

Per our in-house counsel the case regarding Titan International Securities and the Brooklyn New York’s U.S. Attorney’s Office is still ongoing and there have been no significant developments in the case.

Executive Compensation, page 21

7. You indicate that as of October 14, 2015, Mr. Zalunardo was removed from his position as Chief Operating Officer and Senior Vice President of MyECheck to become President and Chief Executive Officer of your subsidiary GreenPay, LLC. Please revise since you refer to a date that has not yet occurred.

We note your comment and propose to revise the Form 10, page 23~~2~~, to reflect that Mr. Zalunardo was removed from his position as Chief Operating Officer and Senior Vice President of MyECheck on October 14, 2014.

Certain Relationships and Related Transactions, page 22

8. Please tell us what consideration you gave to providing the disclosure called for by Item 404(d) of Regulation S-K regarding your entry into an acquisition agreement with Seergate, Inc. on January 30, 2015. In this regard, we note your disclosure on page 20 stating that Jim Fancher joined MyECheck as an executive officer in December 2014 and that his “prior roles include COO of Seergate… from 2010 to present.”

We note your comment and propose the following language to be added to Item 7 of the Form 10, page 24~~3~~:

[proposed disclosure to be added] Mr. James T. Fancher, MyECheck’s current COO, was formerly the COO of Seergate, Inc. (a subsidiary of Seergate, Ltd.). On January 30, 2015, MyECheck signed an agreement to acquire 100% of the stock of Seergate, Ltd, developer of a comprehensive electronic payment platform for banks. MyECheck’s acquisition of Seergate, Ltd. closed on May 6, 2015. Mr. Fancher is also a stockholder of Seergate, Ltd. and as such will receive 2,198,580 shares of MyECheck common stock in connection with MyECheck’s acquisition of Seergate, Ltd. Pursuant to the terms of the acquisition agreement with Seergate, Ltd., the purchase price for 100% of the stock of Seergate, Ltd. is $3,000,000 payable with 150,000,000 shares of MyECheck’s $.02 per share common stock. Based on the purchase price for Seergate’s shares, the value of the MyECheck shares issued to Mr. Fancher in connection with the Seergate transaction is approximately $43,971.60.

9. Rather than referring to your “major shareholder,” please name the related party you are referencing.

We note your comment and propose to replace the references to our “major shareholder” with the name of the shareholder on page 24~~3~~ of the Registration Statement.

Note 13 – Subsequent Events, page F-26

10. You disclose that you issued certain shares of common stock to Messrs. Cruz and Sillerico in 2015 as consideration for their participation in the early development of your company in 2007. Please provide us with your analysis for why such payments were not disclosed in your related party transactions disclosures on page 22. Refer to Item 404(c) of Regulation S-K.

We have not disclosed the issuance of shares of MyECheck’s common stock to Messrs. Cruz and Sillerico in 2015 because neither of the aforementioned parties are a “related party” as such term is defined in Item 404(a) of Regulation S-K. Neither Mr. Cruz nor Mr. Sillerico has ever: (i) been or acted as an officer, director or employee of MyECheck; (ii) been a controlling person of MyECheck; (iii) been a relative of any promoter, related person, officer, director or employee of MyECheck; (iv) been a promoter of MyECheck; or (v) owned five percent (5%) or more of MyECheck’s securities. Messrs. Cruz and Sillerico were not “promoters” of MyECheck as neither of them initiated the founding or organization of MyECheck. Although Mr. Cruz and Mr. Sillerico were early investors in MyECheck, neither of them received, nor were either of them entitled to receive, 10% or more of any of the Company’s common stock or 10% or more of the proceeds from the sale of any of MyECheck’s common stock.

“11.        We note that you disclose that on January 30, 2015, you signed an agreement to acquire 100% of the stock of Seergate, Ltd. and the acquisition was expected to close on April 2, 2015.  Please describe the status of this acquisition and tell us whether your due diligence has commenced.  Additionally, tell us what consideration was given to whether the acquisition was probable and significant and whether to include the financial statements and pro forma financial information for the acquisition in your registration statement prior to effectiveness.  We refer you to Rules 8-04 and 8-05 of Regulation S-X.

We note your comment and propose to include the financial statements for Seergate, Ltd. in MyECheck’s Form 10 registration statement as Exhibits 10.26 and~~,~~ 10.27 ~~& 10.28~~, in accordance with (i) Rules 8-04 and 8-05 of Regulation S-K, and (ii) the reduced disclosure requirements applicable to Emerging Growth Companies under the JOBS Act.  As mentioned in Item 1 of the Form 10, MyECheck qualifies as an Emerging Growth Company under the JOBS Act.

Please note that MyECheck’s acquisition of 100% of the issued and outstanding stock of Seergate, Ltd. closed on May 6, 2015.  The due diligence phase of the transaction has been completed. “

Please let us know if these responses address your concerns satisfactorily.

Respectfully submitted,

MYECHECK, INC.

/s/ Edward R. Starrs, Chief Executive Officer